Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX December 15, 2025

IPERIONX AND CARVER PUMP TO ACCELERATE CRITICAL COMPONENT PRODUCTION FOR U.S. NAVY SHIPS

IperionX Limited (NASDAQ: IPX, ASX: IPX) is pleased to announce a project with Carver Pump Company (Carver Pump), a leading U.S. manufacturer of mission-critical pumps for the U.S. Navy, to accelerate the production of critical long lead time titanium components for naval shipbuilding.

Carver Pump has placed an initial purchase order with IperionX for prototype titanium components. Leveraging its low‑cost titanium metal powder and integrated in‑house manufacturing, IperionX will produce and test cost competitive casting replacements for pump systems deployed across U.S. Navy surface vessels.

The Carver Pump purchase order marks a key milestone in the IperionX and Carver Pump partnership, which has now advanced from the project planning phase into prototyping. This progression has been enabled by the steady-state production of titanium metal powder from IperionX’s recently commissioned Titanium Production Facility in Virginia.

Titanium components are essential for U.S. Navy pump systems due to their high strength-to-weight ratio, corrosion resistance and ability to withstand extreme marine environments. However supply chain constraints for traditionally cast titanium parts have created bottlenecks in naval ship construction and maintenance. Lead times for critical pump components produced via conventional casting often exceed 12 months, contributing to potential machine and ship downtime.

The IperionX / Carver Pump project is designed to deliver step-change improvements in lead times. Under the project each titanium component is expected to be produced in less than one week using IperionX’s high-quality, low-cost domestically produced titanium metal powder and advanced manufacturing capabilities.

Successful completion of the prototyping and testing phase has the potential to lead to significantly larger scale production agreements with Carver Pump and the U.S. Navy for additional components using IperionX’s low-cost titanium powder and proprietary sintering technologies.

Anastasios (Taso) Arima, IperionX CEO said:

“Partnering with Carver Pump underscores how IperionX’s advanced titanium technologies can help resolve the most pressing supply chain challenges facing the U.S. defense industrial base, including for titanium casting and forging replacements. Transitioning from lead times measured in years to timelines measured in days allows us to better support on‑time naval shipbuilding and sustainment, directly enhancing fleet readiness.  We look forward to validating this capability in the prototyping phase and to advance towards scalable, enduring production programs with Carver Pump and the U.S. Navy.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119
IperionX Limited ABN 84 618 935 372

Details of the purchase order

IperionX has received a purchase order from Carver Pump relating to the development of four prototype pump impellers to be manufactured by IperionX. The total value of the purchase order is approximately US$100,000, with manufacturing of the impellers anticipated to be complete in May 2026.

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

About Carver Pump Company

Carver Pump built their first pumps in 1938, and the Carver Pump name has become synonymous with value. Carver is recognized as one of the world’s leading centrifugal pump companies, building pumps to the most demanding engineering specifications and military standards in the world. Carver Pump is headquartered in Muscatine, Iowa, where our pumps are engineered and manufactured. A third-generation family ownership and commitment to American manufacturing give our customers, partners and employees confidence.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.